PHOENIX SETTLEMENTS DOING BUSINESS AS EMEREGENT SOLAR SOLUTIONS

ANNUAL REPORT

3260 Hayden road #210
Scottsdale AZ ,85251
1-480-843-2161
Site is down

This Annual Report is dated June 1, 2019.

BUSINESS

Emergent Solar provides residential solar solutions to homeowners across the United States, utilizing its proprietary online tools and platforms, delivering a consumer centric pleasurable experience eliminating the need for a face-to-face traditional sale model approach. Utilizing the latest communication and presentation technologies available, including satellite imagery, Emergent Solar Solutions eliminates the need for bricks-and-mortar infrastructure and "boots on the ground", significantly cutting overhead costs while allowing us to enter and exit markets as the geopolitical and legislative landscapes shift in the energy sector. Emergent Solar Solutions is located in Phoenix, Arizona, the "sun capitol" of America, and has assembled a leading team of business, financial, technological, sales and marketing professionals. Emergent solar has signed a national reseller partnership agreement with Solar Spectrum, the fourth largest residential solar solutions provider in the United States. Through this relationship, Emergent Solar is able to offer Sunrun products, the nation's largest residential solar solution provider. Combining the resources and infrastructure of the top residential solar companies in America, including products, financing, installation, services and support, gives Emergent Solar unlimited growth potential.

Previous Offerings

Between November 29, 2017 and February 26, 2018 we sold 14,500 shares of common stock in exchange for $_2.00 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 30 days late.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Emergent Solar solution was a trade name of Phoenix Settlements LLC and was in the business of selling a residential solar system. Emergent Solar lost six figures in 2017 its first year of operations and become insolvent at the beginning of 2018 and effectively closed its doors for business approximately February 2018

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $ -.30 cents

Debt

The company is insolvent and has unpaid debt that will not get paid

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

There are none

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership
Common Stock	Gabriela Vidal Corrales	_85% of company shares
Common Stock	Mark Ward	_15% of company shares

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

Our authorized capital stock consists of 535,000 shares of common stock, par value $0. per share. As of December 31, 2018, 500,000- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Phoenix Settlements LLC doing business as Emergent solar solutions

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Gabriela V. Corrales, Principal of Emergent Solar Solutions, hereby certify to the best of my ability and understanding that the financial statements of Phoenix Settlements doing business as

Emergent Solar Solutions prepared by Van Camp Bookkeeping services Located in Scottsdale AZ, included in this Report are true and complete in all material respects.

_____
Principal

10:03 AM
04/30/19
Cash Basis

Phoenix Settlements LLC
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Sales	36,631.61
Total Income	36,631.61
Gross Profit	36,631.61
Expense	
Advertising and Promotion	1,042.37
Automobile Expense	2,247.97
Bank Service Charges	344.80
Health Care	3,601.26
Insurance - Biz & Auto	1,272.63
Landfall	0.00
Meals for Promotion	3,553.54
Office Supplies	2,456.39
Payroll Expenses	17,145.07
Rent Biz Property	2,100.00
Travel	5,389.09
Utilities	3,388.17
Total Expense	42,541.29
Net Ordinary Income	-5,909.68
Net Income	**-5,909.68**

9:59 AM
04/30/19
Cash Basis

Phoenix Settlements LLC
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Wells Fargo Checking 8748	-9.98
Total Checking/Savings	-9.98
Other Current Assets	
Loan to Amg Medical Tech	10,279.01
Employee Advances	6,312.00
Security Deposit	1,450.00
Total Other Current Assets	18,041.01
Total Current Assets	18,031.03
TOTAL ASSETS	**18,031.03**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Factored Recv'b - Blue Vine	37,569.53
Forward Financing Pymt	11,501.90
Loan from Andrew Rubin	1,012.03
Loan from S.Kramer	15,546.17
Loan Repayment	0.60
Partner Loan - Mark	13,577.00
Total Other Current Liabilities	79,207.23
Total Current Liabilities	79,207.23
Total Liabilities	79,207.23
Equity	
Investors	27,371.70
Capital Accounts	-83,372.00
Retained Earnings	733.78
Net Income	-5,909.68
Total Equity	-61,176.20
TOTAL LIABILITIES & EQUITY	**18,031.03**

Phoenix Settlements LLC
Statement of Cash Flows
For the Year Ended 12/31/2018

Cash Flow from Operating Activities	
Net Income	-5,909.68
Decrease in Notes Payable	(18,474.77)
Cash Provided by/Used in Operating Activities	-24,384.45
Cash Flow from Investing Activities	
Cash Provided by/Used in Investing Activities	0
Cash Flow from Financing Activities	
Cash Provided by Financing Activities	0
Net Increase in Cash	-24,384.45
Beginning Cash Balance	7,281.78
Cash at 12/31/2018	-17,102.67

Statement of Changes in Members Equity Excluding shares
Changes for the period ended December 31, 2018
Phoenix Settlements LLC

Capital	TOTAL
Beginning balance	(83,372)
Net Income	(5,910)
Paid in Capital	27,372
Draws	0
Ending Balance	(61,910)